

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

August 14, 2018

Andrew S. Drexler
Senior Vice President, Chief Accounting Officer and Controller
J.C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

      **Re: J.C. Penney Company, Inc.
             Form 10-K for Fiscal Year Ended February 3, 2018
             Filed March 19, 2018
             File No. 1-15274**

Dear Mr. Drexler:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), page 24

1.   We note your disclosure on page 4 that one of the three pillars of your strategic framework is to become a world-class omni-channel retailer. We also note your disclosure that you no longer have a clear distinction between store sales and internet sales, and thus do not separately report internet sales. While we understand that the distinction between store sales and internet sales may have become increasingly blurry, please tell us your consideration of whether readers of MD&A would still benefit from the provision of a breakdown of sales by channel (stores versus internet/digital) given the current retail environment and your strategic framework. In responding to the comment, please tell us whether you have a mechanism or convention for tracking internet versus store sales internally; e.g., internet sales might include all sales initiated through mobile applications and your website, irrespective of whether the internet sales are fulfilled through your stores, distribution centers, vendors, or other delivery options.

<u>Non-GAAP Financial Measures, page 34</u>

2.	Please tell us why you do not adjust the non-GAAP financial measures Adjusted EBITDA, Adjusted Net Income/(Loss) and Adjusted Diluted EPS from Continuing Operations for gains on the sale of operating assets, such as the $111 million fiscal 2017 gain on the sale of the Buena Park, CA distribution facility. In this regard, we note that each of these non-GAAP measures are adjusted to eliminate impairment losses on operating assets, such as the $77 million asset impairment charge for store assets recorded within restructuring and management transition expense. Likewise, please explain to us why the list of items on page 25 impacting 2017 results that are not directly related to your ongoing core business operations includes impairment losses on operating assets, but does not include the gain on sale of operating assets.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or me at 202-551-3344 with any questions.

		Sincerely,

		/s/ William H. Thompson

		William H. Thompson
		Branch Chief
		Office of Consumer Products